EXHIBIT 12.1
AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Fixed charges:
Capitalized interest credit	$0.8	$3.1	$2.1	$2.7	$2.7	$2.5
Interest factor in rent expense	2.8	5.6	5.3	4.3	3.3	3.8
Other interest and fixed charges	84.5	164.0	173.1	144.2	127.6	86.8
Total fixed charges	$88.1	$172.7	$180.5	$151.2	$133.6	$93.1

Earnings—pre-tax income (loss) with applicable adjustments	$191.9	$166.4	$(239.8)	$77.1	$93.7	$(159.0)

Ratio of earnings to fixed charges	2.2	NM*	NM*	NM*	NM*	NM*

* For the years ended December 31, 2016, 2015, 2014, 2013 and 2012, earnings were less than fixed charges by $6.3, $420.3, $74.1, $39.9 and $252.1, respectively.